Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Condensed Consolidated Interim Financial Statements
(Unaudited)

March 31, 2026

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Financial Position

	As at March 31,	As at December 31,
	2026	2025

Assets

Cash and cash equivalents (Note 4)	$69,121	$53,143
Trade receivables and other assets (Note 5)	24,959	25,154
Investments (Note 6)	16,780	16,115
Total current assets	110,860	94,412

Trade receivables and other assets (Note 5)	2,996	2,043
Investment in associate	996	1,000
Royalty interests (Note 7)	800,103	808,720
Property and equipment	1,143	1,141
Total non-current assets	805,238	812,904

Total Assets	$916,098	$907,316

Liabilities

Accounts payable and accrued liabilities (Note 8)	$8,924	$6,664
Warrant liability (Note 9)	9,437	7,684
Total current liabilities	18,361	14,348

Deferred income tax liability	112,930	112,553
Total non-current liabilities	112,930	112,553

Total Liabilities	131,291	126,901

Shareholders' Equity

Share capital (Note 11)	793,789	787,682
Contributed surplus	16,499	17,481
Accumulated other comprehensive income ("AOCI")	1,615	1,503
Deficit	(27,096)	(26,251)
Total Shareholders' Equity	784,807	780,415

Total Liabilities and Shareholders' Equity	$916,098	$907,316
Event subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on May 11, 2026

Signed:	"David M Cole"	Director	Signed:	"Sunny Lowe"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Income and Comprehensive Income

	Three months ended March 31,
	2026	2025

Revenue (Note 12)	$24,322	$11,639
Depletion of royalty interests (Note 7)	(8,617)	(5,374)
Gross profit	15,705	6,265

General and administrative expenses (Note 13)[1]	(5,586)	(1,600)
Royalty generation expenses, net (Note 14)	(1,436)	-
Share-based compensation expense (Note 8 and 11)	(2,008)	(757)
Share of profit (loss) from associate	(4)	445
Gains (losses) on disposals	(30)	26
Profit from operations	6,641	4,379

Other income and expenses
Interest income	213	29
Interest and finance expenses (Note 10)	(179)	(131)
Gain (loss) on revaluation of financial instruments (Note 6 and 9)	(2,478)	179
Foreign exchange gain (loss)	(44)	28
Other income	-	129

Income before income taxes	4,153	4,613

Tax expense	(3,070)	(1,165)
Total net income	1,083	3,448

Other comprehensive income
Gain on revaluation of digital currency (Note 6)	105	-
Foreign currency translation adjustment	7	(28)
Other comprehensive income (loss)	112	(28)
Total comprehensive income	$1,195	$3,420

Earnings per share
Basic earnings per share (Note 16)	$0.02	$0.14
Diluted earnings per share (Note 16)	$0.02	$0.14

Weighted average number of common shares outstanding - basic (Note 16)	64,066,984	24,576,259
Weighted average number of common shares outstanding - diluted (Note 16)	66,355,518	24,576,259

1 Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as illustrated in Note 13.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended March 31,
	2026	2025

Cash flows from operating activities
Income for the period	$1,083	$3,448
Adjustments for:
Depletion and depreciation	8,675	5,374
Share-based compensation expense (Note 8 and 11)	2,008	757
Loss (gain) on revaluation of financial instruments	2,478	(179)
Interest and finance expenses (Note 10)	179	131
Tax expense	3,070	1,165
Other non-cash movements (Note 19)	(270)	(698)

Changes in non-cash working capital items:
Accounts receivable	346	(5,868)
Accounts payable and accrued liabilities	(39)	(1,582)
Total cash provided by operating activities before taxes	17,530	2,548

Taxes paid	(3,036)	(176)
Total cash provided by operating activities	14,494	2,372

Cash flows from investing activities
Distributions from SLM California	-	922
Proceeds from the sale of investments (Note 6)	576	95
Purchase of marketable securities (Note 6)	(461)	-
Purchase of Tether Gold cryptocurrency tokens (Note 6)	(1,000)	-
Other movements (Note 19)	(66)	-
Total cash provided by (used in) investing activities	(951)	1,017

Cash flows from financing activities
Interest received	185	29
Interest paid	(80)	(99)
Loan repayments (Note 10)	-	(3,000)
Deferred financing costs (Note 10)	(1,134)	-
Proceeds from exercise of options (Note 11)	3,405	-
Finance lease payments	(31)	-
Total cash provided by (used in) financing activities	2,345	(3,070)

Effect of exchange rate changes on cash and cash equivalents	90	28

Change in cash and cash equivalents	15,978	347
Cash and cash equivalents, beginning	53,143	4,454

Cash and cash equivalents, ending	$69,121	$4,801
Supplemental disclosure with respect to cash flows (Note 19)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Shareholders' Equity

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2025	63,829,995	$787,682	$17,481	$1,503	$(26,251)	$780,415
Issued during the period:
Shares issued for exercise of stock options	395,165	6,107	(2,702)	-	-	3,405
Share-based payments	-	-	1,720	-	-	1,720
Dividends declared	-	-	-	-	(1,928)	(1,928)
Net income and comprehensive income for the period	-	-	-	112	1,083	1,195

Balance as at March 31, 2026	64,225,160	$793,789	$16,499	$1,615	$(27,096)	$784,807

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2024	24,576,259	$217,449	$6,535	$1,416	$(29,016)	$196,384
Share-based payments	-	-	757	-	-	757
Net income and comprehensive income (loss) for the period	-	-	-	(28)	3,448	3,420

Balance as at March 31, 2025	24,576,259	$217,449	$7,292	$1,388	$(25,568)	$200,561

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 1 - Nature of Operations
Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the “Company” or “Elemental”), was incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious and base metal royalties. The Company's head office is 10001 W. Titan Road, Littleton, Colorado, USA and the registered office address is Suite 905, 815 West Hastings Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the Nasdaq Exchange under the trading symbol “ELE” and on the Toronto Stock Exchange ("TSX") under the ticker symbol “ELE”.
These condensed consolidated financial statements of the Company are presented in United States Dollars ("US Dollars" or "US$"), unless otherwise noted, which is the functional currency of the parent company. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

Note 2 - Basis of Presentation
Statement of Compliance
The unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") (the “IFRS Accounting Standards”).
The condensed consolidated interim financial statements were approved by the board and authorized for issue on May 11, 2026.
Summary of Material Accounting Policies
The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2025, except as described below. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2026.
New Accounting Policies
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments are effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed consolidated interim financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 2 - Basis of Presentation (continued)
New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Critical Accounting Estimates and Judgments
These condensed consolidated interim financial statements follow the same critical accounting estimates and judgements as the Company's most recent annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2025.
Basis of consolidation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			Ownership Percentage
Name	Place of Incorporation	Functional Currency	2026	2025

Altus Royalties Limited	England & Wales	US Dollar	100%	100%
Altus Strategies Limited	England & Wales	US Dollar	100%	100%
Bullion Monarch Mining, Inc.	United States of America	US Dollar	100%	100%
Elemental One Limited	BVI	US Dollar	100%	100%
Elemental Resources Limited	England & Wales	Pound Sterling	100%	100%
Elemental Royalties (Australia) Pty Ltd.	Australia	US Dollar	100%	100%
Elemental Royalties Delaware	United States of America	US Dollar	100%	100%
EMX (USA) Services Corp.	United States of America	US Dollar	100%	100%
EMX Chile SpA	Chile	US Dollar	100%	100%
EMX Royalty Corporation	Canada	US Dollar	100%	100%
Eurasia Madencilik Ltd. Sirketi	Türkiye	US Dollar	100%	100%
Minera Tercero SpA	Chile	US Dollar	100%	100%

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 3 - Acquisition of EMX Royalty Corporation
On November 13, 2025, the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of EMX Royalty Corporation ("EMX") (the "Transaction"). Pursuant to the terms and conditions of the arrangement agreement between the Company and EMX dated September 4, 2025 (the "Arrangement Agreement"), EMX shareholders received 0.2822 of a common share for each EMX common share held prior to the Transaction, for a total of 31,500,450 common shares issued. In accordance with the Arrangement Agreement, each EMX share option was replaced with a fully vested replacement Elemental share option and each EMX warrant was replaced with a replacement Elemental warrant. The fair value of the replacement options and warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options	Warrants

Risk free interest rate (%)	2.47	2.45
Expected life (years)	2.4	1.4
Expected volatility (%)	44.4	45.3
Dividend yield (%)	-	-
For accounting purposes, the Company determined that the Transaction met the definition of a business combination under IFRS 3 - Business Combinations and applied the acquisition method of accounting. The closing date of the Transaction was determined to be November 13, 2025 and Elemental was determined to be the acquiring company. Upon completion of the acquisition of EMX, Elemental and EMX shareholders owned 51% and 49% of the Company, respectively. Below is a reconciliation of the purchase consideration for EMX along with the estimated preliminary fair value of the total assets acquired, net of liabilities assumed, as at the date of the Transaction.

Consideration

Number of Elemental shares issued to EMX shareholders	31,500,450
Closing price of an Elemental share on November 12, 2025 (C$)	$20.74
C$/US$ exchange rate on November 12, 2025	1.4005

Fair value of Elemental share consideration	$466,490
Fair value of EMX share options replaced with Elemental share options	10,799
Purchase consideration	$477,289

Assets and Liabilities Acquired

Cash and cash equivalents	$15,941
Trade receivables and other assets	11,338
Investments	9,084
Equity investment in associate (SLM California)	104,405
Royalty interests	490,138
Property and equipment	1,162
Accounts payable and accrued liabilities	(13,335)
Warrant liability	(5,507)
Loan payable	(24,714)
Deferred tax liability	(111,223)
Total assets acquired, net of liabilities assumed	$477,289
The allocation is preliminary and the fair values of the royalty interests acquired and deferred tax liability assumed remain subject to change based on relevant information existing as at the date of the Transaction. The Company expects to close the allocation in Q2 2026 once the final assessments of operator information are obtained for all operating assets.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 4 - Cash and Cash Equivalents
At March 31, 2026, and December 31, 2025, the Company had the following cash and cash equivalents:

	March 31,	December 31,
	2026	2025

Cash	$68,805	$52,684
Demand deposits	316	459
Total cash and cash equivalents	$69,121	$53,143
The Company had demand deposits held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the United States of America pursuant to expenditure requirements for ongoing property agreements.
Note 5 - Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at March 31, 2026, and December 31, 2025, trade receivables and other assets were as follows:

	March 31,	December 31,
	2026	2025

Trade and accrued royalties receivable	$20,079	$20,992
Deferred milestone payments	3,043	2,779
Refundable taxes	1,117	806
Prepayments	1,255	1,501
Deferred financing costs (Note 10)	1,682	178
Recoverable royalty generation expenditures and advances	301	506
Reclamation bonds, deposits and other	478	435
Total receivables and other assets	27,955	27,197
Less: current portion	(24,959)	(25,154)
Non-current portion	$2,996	$2,043
Non-current trade receivables and other assets include certain deferred production-based milestones from the Korali-Sud royalty and the long-term portion of the unamortized deferred financing costs.
As at March 31, 2026, the Company has no material reclamation obligations. Once reclamation of the properties is complete, the bonds will be returned to the Company. The carrying amounts of the Company's trade receivables and other assets are predominantly denominated in US Dollars. There are no other currencies with which the carrying amounts are material.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 6 - Investments
As at March 31, 2026, and December 31, 2025, the Company had the following changes to investments:

	March 31,	December 31,
	2026	2025

Opening balance	$16,115	$2,243
Additions	1,514	16,221
Disposals	(576)	(5,231)
Revaluation gains (losses)	(273)	2,882
Ending balance	$16,780	$16,115

During the period, the Company purchased $1.0 million in Tether Gold XAU₮ cryptocurrency tokens (Note 15). The current value of the Tether Gold XAU₮ cryptocurrency tokens as at March 31, 2026 was $2.2 million (December 31, 2025 - $1.1 million).
Note 7 - Royalty Interests
As at and for the three months ended March 31, 2026:

	Cost				Accumulated Depletion
	Opening	Additions	Disposals/Impairment	Ending	Opening	Depletion	Disposals/Impairment	Ending	Carrying Amount
Royalty Interests
Ballarat, Australia	$9,896	$-	$-	$9,896	$3,067	$378	$-	$3,445	$6,451
Balya, Türkiye	24,808	-	-	24,808	258	391	-	649	24,159
Bonikro, Cote d'Ivoire	31,800	-	-	31,800	7,194	2,177	-	9,371	22,429
Cactus, U.S.A	7,922	-	-	7,922	-	-	-	-	7,922
Caserones, Chile	132,496	-	-	132,496	1,079	2,050	-	3,129	129,367
Chapi, Peru	19,036	-	-	19,036	-	-	-	-	19,036
Diablillos, Argentina	30,580	-	-	30,580	-	-	-	-	30,580
Dugbe, Liberia	16,505	-	-	16,505	-	-	-	-	16,505
Gediktepe, Türkiye	24,909	-	-	24,909	216	580	-	796	24,113
Karlawinda, Australia	37,166	-	-	37,166	11,278	542	-	11,820	25,346
Korali-Sud, Mali	11,196	-	-	11,196	5,126	-	-	5,126	6,070
Laverton, Australia	64,263	-	-	64,263	-	-	-	-	64,263
Leeville, U.S.A.	48,806	-	-	48,806	904	1,341	-	2,245	46,561
Timok, Serbia	187,833	-	-	187,833	524	1,104	-	1,628	186,205
Vittangi, Sweden	34,124	-	-	34,124	-	-	-	-	34,124
Wahgnion, Burkina Faso	12,379	-	-	12,379	6,227	-	-	6,227	6,152
Yenipazar, Türkiye	38,073	-	-	38,073	-	-	-	-	38,073
Other Producing Royalties	11,638	-	-	11,638	1,633	54	-	1,687	9,951
Other Royalty Assets	102,796	-	-	102,796	-	-	-	-	102,796
Total	$846,226	$-	$-	$846,226	$37,506	$8,617	$-	$46,123	$800,103

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 8 - Accounts Payable & Accrued Liabilities

	March 31,	December 31,
	2026	2025

Trade payables	$1,082	$2,209
Accrued liabilities	2,509	1,683
Lease liability	459	489
Taxes payable	2,211	1,901
Dividends payable	1,927	-
Other payables and advances	736	383
Total	$8,924	$6,664
During the three months ended March 31, 2026, the Company granted 14,919 DSUs to independent directors of the Company. These DSUs are cash-settled and only redeemable upon the retirement, resignation or replacement of the director. During the three months ended March 31, 2026, the Company recorded $0.3 million (2025 - $0.0 million) of share-based compensation related to DSUs which was included in other payables and advances.
The following table summarizes information about the DSUs which were outstanding at March 31, 2026:

Number of DSUs

Balance as at December 31, 2025	-
Granted	14,919
Balance as at March 31, 2026	14,919

Note 9 - Warrant Liability
During the year ended December 31, 2025, the Company issued replacement warrants as part of the acquisition of EMX. The terms of the warrants match the outstanding warrants EMX had at the closing of the transaction. These warrants are considered a derivative liability due to the exercise price being denominated in Canadian dollars compared to a US Dollar functional and presentation currency. As at March 31, 2026, the fair value of the warrant liability was $9.4 million (December 31, 2025 - $7.7 million). During the three months ended March 31, 2026, the Company recognized a loss of $2.2 million (2025 - $Nil) on revaluation of the warrant liability, which was included in the revaluation of financial instruments.
The fair value of the warrant liability was estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	March 31,	December 31,
	2026	2025
Risk free interest rate (%)	2.82	2.58
Expected life (years)	1.04	1.28
Expected volatility (%)	62.05	48.16
Dividend yield	-	-
During the three months ended March 31, 2026, there were no changes in the number of warrants outstanding.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 9 - Warrant Liability (continued)
The following table summarizes information about the warrants which were outstanding as at March 31, 2026:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
November 12, 2025	1,075,780	1,075,780	15.77	April 14, 2027
Total	1,075,780	1,075,780

Note 10 - Borrowings
Credit Facility
As at December 31, 2025 the Company had a $50.0 million revolving credit facility with National Bank of Canada ("NBC"), Canadian Imperial Bank of Commerce ("CIBC") and Royal Bank of Canada ("RBC"). On February 26, 2026, the Company signed an amendment to the existing credit facility agreement to upsize the existing credit facility to $150.0 million with a $50.0 million accordion feature (the "Amended Facility") with the Bank of Nova Scotia ("BNS") replacing RBC as a lender. Depending on the Company's leverage ratio, amounts drawn on the Amended Facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. The Amended Facility has a term of three years, extendable through mutual agreement between the Company and the lenders. In connection with the execution of the Amended Facility, the Company capitalized transaction costs of $1.6 million to be amortized over the term of the Amended Facility. As at March 31, 2026, $1.7 million of unamortized transaction costs remained outstanding (Note 5).
The Amended Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Amended Facility plus cumulative net income thereafter. The financial covenants are measured on a quarterly basis. As at March 31, 2026 and December 31, 2025, the Company certified that it was in compliance with the terms of the covenants.
The following table summarizes the changes to the Company's loan payable during the three months ended March 31, 2026:

	March 31,	December 31,
	2026	2025

Opening balance	$-	$2,687
Assumed debt on acquisition of EMX	-	25,000
Repayments	-	(28,000)
Amortization of transaction costs	-	129
Transaction costs reclassified to other assets (Note 5)	-	184
Ending balance	$-	$-
For the three months ended March 31, 2026, the Company recognized interest expense of $0.1 million (2025 - $0.1 million) on the credit facility which was included in finance expenses.

Note 11 - Shareholders' Equity
Authorized
As at March 31, 2026, the authorized share capital of the Company was an unlimited number of common shares without par value.
On March 20, 2026 the Company declared a dividend of $0.03 per common share in the capital of the Company. As at March 31, 2026 the dividend had not been paid and was included in accounts payable and accrued liabilities (Note 8).

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 11 - Shareholders' Equity (continued)
On March 25, 2025 the Company commenced a Normal Course Issuer Bid ("NCIB"). Under the NCIB Elemental may purchase for cancellation up to 1,228,812 common shares in the capital of the Company over a twelve month period. During the period ended March 31, 2026, no common shares were repurchased for cancellation and the NCIB expired.
Common Shares
During the three months ended March 31, 2026, the Company:
•Issued 395,165 common shares for net proceeds of $3.4 million pursuant to the exercise of stock options.
Stock Options
The Company maintains an incentive compensation plan for stock options, restricted share units ("RSUs") and deferred share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX).
The vesting terms of the awards are in the sole discretion of the Board of Directors. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.
During the three months ended March 31, 2026, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)	Weighted Average Life

Balance as at December 31, 2025	2,817,625	$12.18	2.66
Granted	663,339	23.48
Exercised	(395,165)	11.75
Forfeited	(8,058)	12.38
Balance as at March 31, 2026	3,077,741	$14.67	3.39
Exercisable as at March 31, 2026	2,262,273	$12.15	2.36
The following table summarizes information about the stock options which were outstanding at March 31, 2026:

Year of expiry	Number of stock options	Weighted average exercise price (C$)

2026	155,771	14.54
2027	901,748	13.13
2028	218,418	9.58
2029	525,629	10.76
2030	612,836	12.59
2033	663,339	23.48

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 11 - Shareholders' Equity (continued)
The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Three months ended March 31,
	2026	2025
Risk free interest rate (%)	3.07	2.70
Expected life (years)	4.0	5.0
Expected volatility (%)	43.5	39.0
Dividend yield (%)	-	-
During the three months ended March 31, 2026, the Company recorded $1.3 million (2025 - $0.6 million) of share-based compensation expense related to stock options.
Restricted Share Units
The Company has established a RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.
The following table summarizes information about the RSUs which were outstanding at March 31, 2026:

	Number of RSUs	Weighted Average Life (years)

Balance as at December 31, 2025	247,100	3.65
Granted	155,133
Forfeited	(18,425)
Balance as at March 31, 2026	383,808	3.14
Exercisable as at March 31, 2026	95,276
During the three months ended March 31, 2026, the Company recorded $0.4 million (2025 - $0.2 million) of share-based compensation related to RSUs.

Note 12 - Revenue
During the three months ended March 31, 2026 and 2025 the Company had the following sources of revenue and other income:

	Three months ended March 31,
	2026	2025
Royalty revenue	$23,857	$11,639
Option, property and other revenue	465	-
Total	$24,322	$11,639

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 12 - Revenue (continued)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three months ended March 31, 2026 and 2025 the Company had the following sources of royalty revenue:

	Three months ended March 31,
	2026	2025

Ballarat	$966	$474
Bonikro	6,150	2,193
Caserones	6,837	-
Gediktepe	1,084	-
Karlawinda	2,821	1,843
Korali-Sud	-	6,648
Leeville	2,065	-
Timok	2,242	-
Other producing royalties	1,613	481
Advanced royalty payments	79	-
Total	$23,857	$11,639

Note 13 - General and Administrative Expenses
During the three months ended March 31, 2026 and 2025 the Company had the following sources of general and administrative expenses:

	Three months ended March 31,
	2026	2025

Salaries, fees and employee benefits	$3,081	$1,050
Professional fees and consulting fees	1,133	294
Marketing and promotion	88	79
Listing and filing fees	127	26
Corporate administration	715	135
Project evaluation and transaction related expenses	442	16
Total	$5,586	$1,600
Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as shown in the table below:

	As previously reported March 31, 2025	Reclassification	Reclassified March 31, 2025
General and administrative expenses	$1,584	$16	$1,600
Project evaluation	$16	$(16)	$-

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 14 - Royalty Generation Expenses
The Company incurs expenditures to originate and evaluate mineral projects, partner with major and junior mining companies, and selectively retain royalty interests. During the three months ended March 31, 2026 and 2025 the Company had the following project and royalty generation costs:

	Three months ended March 31,
	2026	2025

Administrative costs	$242	$-
Drilling, technical, and support costs	142	-
Personnel	869	-
Property costs	482	-
Professional fees	45	-
Total Expenditures	1,780	-
Recoveries from partners	(344)	-
Net Expenditures	$1,436	$-

Note 15 - Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel for the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
	2026	2025
Salaries, fees, benefits and professional fees	$1,528	$611
Share-based compensation	1,588	505
Total	$3,116	$1,116
As at March 31, 2026 the Company held $2.2 million (December 31, 2025 - $1.1 million) in Tether Gold XAU₮ cryptocurrency tokens. As at March 31, 2026 a net $0.7 million (December 31, 2025 - $0.1 million) was due to related parties.

Note 16 - Earnings per Share

	Three months ended March 31,
	2026	2025
Net income	$1,083	$3,448
Weighted average number of common shares outstanding - basic	64,066,984	24,576,259
Dilutive effect of stock options and warrants	2,288,534	-
Weighted average number of common shares outstanding - diluted	66,355,518	24,576,259
Basic earnings per share	$0.02	$0.14
Diluted earnings per share	$0.02	$0.14

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 17 - Segmented Information
The Company’s business is organized into one single operating segment, consisting of acquiring, managing and generating royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.
Geographic revenues from royalties are determined by the location of the operations giving rise to the revenue.
For the three months ended March 31, 2026 and 2025, the Company had royalty revenue located geographically as follows:

	North America	South America	Europe	Australia	Africa	Total

Royalty revenue
March 31, 2026	$2,515	$6,837	$4,093	$4,262	$6,150	$23,857
March 31, 2025	$231	$-	$-	$2,567	$8,841	$11,639
As at March 31, 2026 and December 31, 2025, the Company had royalty interests located geographically as follows:

	North America	South America	Europe	Australia	Africa	Total

Royalty interests
As at March 31, 2026	$89,896	$197,619	$341,560	$113,271	$57,757	$800,103
As at December 31, 2025	$91,251	$199,669	$343,635	$114,230	$59,935	$808,720

Note 18 - Financial Instruments
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Company's credit facility. The Company was in compliance with the debt covenants in force as at March 31, 2026. Details of these covenants are included in Note 10. There were no changes in the Company's approach to capital management for the period presented.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value as at March 31, 2026
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	$7,685	$9,095	$-	$16,780
Warrant liability	-	(9,437)	-	(9,437)
Total	$7,685	$(342)	$-	$7,343

	Fair value as at December 31, 2025
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	$6,839	$9,276	$-	$16,115
Warrant liability	-	(7,684)	-	(7,684)
Total	$6,839	$1,592	$-	$8,431
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprise the loan from NBC, CIBC and BNS. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. An increase in the overall interest by 100 basis points would have increased the interest expense and decreased net income by $Nil during the period.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s US Dollars denominated monetary assets and liabilities at March 31, 2026, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 19 - Supplemental Disclosure with Respect to Cash Flows
Other non-cash operating activities:

	Three months ended March 31,
	2026	2025
Interest income	$(213)	$(29)
Losses (gains) on disposals	30	(26)
Foreign exchange gain	(39)	(56)
Share of loss from associate	4	(445)
Other non-cash items	(52)	(142)
Total	$(270)	$(698)
Other investing activities:

	Three months ended March 31,
	2026	2025
Purchase and sale of property and equipment, net	$(60)	$-
Reclamation bonds	(6)	-
Total	$(66)	$-

Note 20 - Event Subsequent to the Reporting Date

Subsequent to the reporting period, the Company completed an amendment and restatement of its existing royalty agreement over the Western Queen gold project in Western Australia, owned by Rumble Resources Limited. Under the amended royalty agreement, the Company’s existing nominal $/oz gold royalty has been replaced with an uncapped 2.5% net smelter return royalty on gold produced from the applicable Western Queen royalty area.

As consideration for the amendment, the Company paid Rumble Resources Limited A$5.0 million on closing. A further A$5.0 million is payable upon satisfaction of certain milestone conditions relating to the execution of qualifying toll treatment arrangements for gold produced from the Western Queen project.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20